VOLCANIC

#disruptretail

BRAND PROBLEMS

- Limited Access to Correct Buyer Contact Information
- Trade Shows are Expensive
- Less Buyers Attend Trade Shows Each Year
- Buyer Turnover Leads to Loss in Momentum with Retailers

BUYER PROBLEMS

- Overwhelmed by Hundreds of Product Submissions Limited Ability to Verify Brands' Reliability
- Empty Shelf Space Due to Unfulfillment of Orders/Problems with New Brands

Imagine a web-based platform that…

- Looks like the **Amazon's** Marketplace and you can easily import your products
- Fosters **connections** and **messaging** like **Facebook**
- Let's you **Follow** and see Posts in a **Newsfeed** like **Twitter**
- Has a proven **freemium** business model like **LinkedIn**

…That's

VOLCANIC!

We are #disruptingretail

Tradeshows attendance are down over 50% from Pre-Pandemic levels


YOUR TRADESHOW BOOTH
CANCELLED

- Buyers have been sourcing products via social media platforms like Instagram, but those platforms don't have B2B information and weren't built for this purpose
- They don't effectively connect brands and targeted retailers
- Travel and booth expenses are too costly for too little value



Marketplace

Specialty Natural

Featured products in Specialty Natural


ALVARADO ST.
BAKERY


CHIROFLEX
TURMERIC
CURCUMIN
Anti-Inflammatory


goddess
garden
SPORT


flavoured drink
gluten free • sugar free
BOLERO





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Rinse Bath & Body
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What makes it so different... First, our Body Buff is a slushie consistency so you don't have to dip your hand through a vat of oil to get to the good scrubby part. Follow us, message us! We'd love to chat!
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The Brand's Experience
Easily Import your Products


Let's Get Started
Click the eCommerce Platform you use today
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OR
Don't use an eCommerce plug-in above? Use our template below
Volcanic default template
CANCEL
NEXT

Volcanic Retail

- Within 1 Business Day
  - Customers Generate a CSV file
  - Customers Import their CSV File
  - Customer Activates their Product

Our Competitor

- 2 Week Timeframe

SOLUTION:

VOLCANIC

Volcanic is revolutionizing retail.

- Streamlined communication between brands and retailers
- Brands get to market faster
- Buyers can sift through a large number of brands in a cost-effective manner.
- Two-way communication keeps conversations moving,
- Two-way rating systems help brands and buyers trust each other.
- No more Trade Shows!

And that's just the beginning...

WHY VOLCANIC?

	Volcanic	RangeMe	Faire	Hubba	NuOrder	Joor
Price	$49.99 month	$1,400 per year	25% of 1st order—15% of all reorders	10% of all orders	$7,000 to $100,000 per year	$5,000 to $20,000 per year
Mobile Version	Yes	Yes	Yes	Yes	Yes	Yes
Live Analytics	Yes	Yes	No	No	No	No
Two-Way Conversations	Yes	No	No	No	No	No
Marketplace	Yes	No	Yes	Yes	No	No
Vendor Docs	Yes	No	No	No	No	No
Networking	Yes	No	No	No	No	No

Balance of Power

A thoughtful balance between Retailers and Brands

- 2 Way Rating System
- Slack-Like 2 Way Messaging
- Industry and Brand Analytics
- Efficient Price Comparison
- Direct Feedback

BUYERS

- One-stop-shop for brand discovery
- Communicate with current brands
- Filter search results to find what they are looking for
- Track product and industry trends
- View standardized metrics and product insights
- Compare pricing and quality

BRANDS

- Showcase products to thousands of buyers
- Connect with buyers through Volcanic Messenger
- Track personal and industry insights
- Access buyers calendars to track their buying seasons
- Discover retailers that fit target market



SHOW ME THE MONEY

Pricing

Start connecting with retailers and brands to grow your business!

Get started

	Free	Preferred	Premium (Popular)	Elite
Description	For individuals or teams just getting their small business started.	For teams that want to connect and collaborate with other companies.	For teams and companies that are looking to scale.	For organizations that want more insights about their connections.
Price	$0.00	$249.00	$449.00	$549.00
Billing	Free forever	Per company, per month billed annually $349.00 billed monthly	Per company, per month billed annually $549.00 billed monthly	Per company, per month billed annually $649.00 billed monthly
	Get started	Get started	Get started	Get started

Feature	Included in Free	Included in Preferred	Included in Premium	Included in Elite
Volcanic Retail social media platform	✓	✓	✓	✓
Follow companies in the social feed	✓	✓	✓	✓
Follow companies in the social feed	✓	✓	✓	✓
View over 3.5 million products in the Marketplace	✓	✓	✓	✓
Find Retailers & Brands	✓	✓	✓	✓
Save your favorite product to pinner boards	✓	✓	✓	✓
Invite your team members	✓	✓	✓	✓
Add your products to the Marketplace (Brand accounts)	✓	✓	✓	✓
Showcase your current retailers (Brand accounts)	✓	✓	✓	✓
Connect with retailers and brands	✗	✓	✓	✓
See recommended retailers and brands that match your company interests	✗	✓	✓	✓
Message connected retailers and brands on the Volcanic platform	✗	✓	✓	✓
100 buyer cards per month	✗	✗	✓	✓
Privately message up to 10 unaffiliated companies a month with RetailMail	✗	✗	✓	✓
Additional insights and predictions of buyers habits	✗	✗	✗	✓

WHAT'S NEXT?

We're just getting started...

- Standardized Vendor Docs
- Buying Season Calendar
- Advanced Networking
- Influencer Portal
- Virtual Store Walk-Through

Current Scalar.io Valuation

Dashboard
Volcanic Retail
Archive
Import
Onboarding
Marketing

Dashboard

Logins

	Today	Last 7 days	Last 30 days	Last 90 days	Last 6 months	Total
Users logged in count	27	59	116	272	604	1,382

Onboarding

	Today	Last 7 days	Last 30 days	Last 90 days	Last 6 months	Total
Brand Count	1	12	3,276	19,847	26,423	29,581
Buyer Count	0	1	9	376	792	1,023
User Count	3	16	126	947	2,013	5,075
Product Count	1	14,827	1,024,130	5,369,066	6,961,156	7,261,151
Product with Images Count	1	3	195			

Social

	Today	Last 7 days	Last 30 days	Last 90 days	Last 6 months	Total
Users posting	11	33	124	186	284	287
Posts count	11	33	150	187	285	431
Posts likes count	0	9	22	92	109	109

February 2023

About Our CEO
Jeremy Brockbank

Jeremy Brockbank

CEO OF ANTHILL RETAIL

Jeremy Brockbank built GOAL ZERO as the fastest growing brand on the Inc 5000 (growth rate of 17,000%) and was the company's only Sr. Account Manager by signing contracts with Target, Lowes, Office Depot, Home Depot, Walmart, and Best Buy (among others). He has built hundreds of retail brands, invented and patented multiple product lines, former President/CSO of a Mark Cuban Shark Tank company, and co-owner of the very successful Shark Tank brand, Spatty.

A former Marketing Professor, he has also consulted for one of the largest private equity firms in the world (Point 72 Private Equity/Canvas FRG). His business has led him to work in over 30 countries, across four continents. Jeremy is one of the most widely considered retail buyer influencers in the United States.

Jeremy's wife, Jen Brockbank is the COO of ANTHILL Retail. They currently live in Utah with their six children.

Jeremy has been featured in many media publications, including but not limited to: Business Rockstars, WGN Chicago, KTLA Los Angeles, WGN Chicago Drug Store News, Los Angeles Times, and NBC's KSL 5.




brOwser
HOLD THE PHONE
WWW.KICKSTARTER.COM


BUSINESS ROCKSTARS


2010 $1 Millio
2011 $17 Millio
2012 $35 Millio



